SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549

                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934


                       EMERGING COMMUNICATIONS, INC.
--------------------------------------------------------------------------
                             (Name of Issuer)

             Shares of Common Stock, par value $0.01 per share
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                      (Title of Class of Securities)

                                 29089K108
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                              (CUSIP NUMBER)

                        Greenlight Capital, L.L.C.
                           420 Lexington Avenue
                                 Suite 875
                         New York, New York 10170
                         Tel. No.: (212) 973-1900
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                            - with copies to -
                          Eliot D. Raffkind, P.C.
                 Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                      1700 Pacific Avenue, Suite 4100
                         Dallas, Texas 75201-4618
                              (214) 969-2800

                            September 28, 1998
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          (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ ]

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.



CUSIP No. 29089K108              13D

1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Greenlight Capital, L.L.C.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF
     A GROUP*                                         (a) [   ]
                                                      (b) [   ]

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     AF, WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(d) or 2(e)               [   ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

     NUMBER OF      7    SOLE VOTING POWER           750,300
       SHARES
    BENEFICIALLY    8    SHARED VOTING POWER         0
      OWNED BY
        EACH        9    SOLE DISPOSITIVE POWER      750,300
     REPORTING
    PERSON WITH     10   SHARED DISPOSITIVE POWER    0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     750,300

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*                             [   ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.8%

14   TYPE OF REPORTING PERSON*

     CO


     *SEE INSTRUCTIONS BEFORE FILLING OUT



CUSIP No. 29089K108              13D

1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     David Einhorn

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF
     A GROUP*                                         (a) [   ]
                                                      (b) [   ]

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     AF, WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(d) or 2(e)               [   ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA

     NUMBER OF      7    SOLE VOTING POWER           750,300
       SHARES
    BENEFICIALLY    8    SHARED VOTING POWER         0
      OWNED BY
        EACH        9    SOLE DISPOSITIVE POWER      750,300
     REPORTING
    PERSON WITH     10   SHARED DISPOSITIVE POWER    0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     750,300

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*                             [   ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.8%

14   TYPE OF REPORTING PERSON*

     IN


     *SEE INSTRUCTIONS BEFORE FILLING OUT



CUSIP No. 29089K108              13D

1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Jeffrey A. Keswin

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF
     A GROUP*                                         (a) [   ]
                                                      (b) [   ]

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     AF, WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(d) or 2(e)               [   ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA

     NUMBER OF      7    SOLE VOTING POWER           750,300
       SHARES
    BENEFICIALLY    8    SHARED VOTING POWER         0
      OWNED BY
        EACH        9    SOLE DISPOSITIVE POWER      750,300
     REPORTING
    PERSON WITH     10   SHARED DISPOSITIVE POWER    0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     750,300

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*                             [   ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.8%

14   TYPE OF REPORTING PERSON*

     IN


     *SEE INSTRUCTIONS BEFORE FILLING OUT


                               SCHEDULE 13D

This Schedule 13D (the "Schedule 13D") is being filed on behalf of Greenlight Capital, L.L.C., a Delaware limited liability company
("Greenlight"), and Mr. David Einhorn and Mr. Jeffrey A. Keswin, the principals of Greenlight, relating to shares of Common Stock of Emerging Communications, Inc. (the "Issuer").

This Schedule 13D relates to shares of Common Stock of the Issuer purchased by Greenlight for the account of (i) Greenlight Capital, L.P. ("Greenlight Fund"), of which Greenlight is the general partner, (ii) Greenlight Capital Offshore, Ltd. ("Greenlight Offshore"), of which Greenlight acts as investment advisor, and (iii) Greenlight Capital Qualified, L.P. ("Greenlight Qualified"), of which Greenlight is the general partner.

ITEM 1.   SECURITY AND ISSUER

          Securities acquired: Shares of Common Stock, par value $0.01 per share

          Issuer:   Emerging Communications, Inc.
                    Chase Financial Center
                    Orange Grove Christiansted
                    St. Croix, U.S. Virgin Islands 00821

ITEM 2.   IDENTITY AND BACKGROUND

Greenlight Capital, L.L.C., a Delaware limited liability company, provides investment management services to private individuals and institutions and is located at 420 Lexington Avenue, Suite 875, New York, NY 10170. Messrs. Einhorn and Keswin are the principals of Greenlight. The principal occupation of both Mr. Einhorn and Mr. Keswin is investment management and they are both United States citizens. Their business address is 420 Lexington Avenue, Suite 875, New York, NY 10170. Neither Greenlight, Mr. Einhorn nor Mr. Keswin has been convicted in a criminal proceeding during the last five years. Neither Greenlight, Mr. Einhorn nor Mr. Keswin is and during the past five years was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result thereof, subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS

As of September 18, 1998, Greenlight had invested (i) $1,875,933 in shares of Common Stock through Greenlight Fund, (ii) $2,109,176 in shares of Common Stock through Greenlight Offshore and (iii) $2,219,704.50 in shares of Common Stock through Greenlight Qualified, all as described in Item 5 below. The source of these funds was the working capital of each of Greenlight Fund, Greenlight Offshore and Greenlight Qualified, as the case may be.

ITEM 4.   PURPOSE OF THE TRANSACTION

Greenlight, Mr. Einhorn and Mr. Keswin acquired shares of Common Stock for portfolio investment purposes and do not have any present plans or proposals that relate to or would result in any change in the business, policies, management, structure or capitalization of the Issuer. Greenlight, Mr. Einhorn and Mr. Keswin reserve the right to acquire, or dispose of, additional securities of the Issuer, in the ordinary course of business, to the extent deemed advisable in light of Greenlight's general investment and trading policies, market conditions, the availability of shares of common stock or other factors. Greenlight may contact the Issuer and/or other shareholders regarding potential strategies to increase shareholder value. On August 18, 1998, the Issuer and Innovative Communication Corporation issued a news release announcing that a merger agreement was entered into between ICC Merger Sub Corporation (the "Merger Sub"), a wholly owned subsidiary of Innovative Communication Corporation, and the Issuer. Pursuant to the merger agreement, Innovative Communication Corporation commenced a tender offer for all outstanding shares of the Issuer at a price of $10.25 per share that is expected to be followed by a merger of the Merger Sub into the Issuer. Greenlight believes the price to be paid for the Common Stock in the tender offer and subsequent merger is inadequate and expects to seek an appraisal of its shares of Common Stock or some other action in an effort to realize a price that Greenlight believes to be adequate.

Other than as described above, neither Greenlight, Mr. Einhorn nor Mr. Keswin has present plans or proposals which would result in any of the following:

          1) any extraordinary corporate transaction, such as a merger, reorganization or liquida-tion, involving the issuer or any of its subsidiaries;

          2) any sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

          3) any change in the present board of directors or managers of the issuer;

          4) any material change in the present capitalization or dividend policy of the issuer;

          5) any other material change in the issuer's business or corporate structure;

          6) any change in the issuer's charter, by-laws or instru-ments corres-ponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

          7) causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          8) causing a class of securities of the issuer to become eligible for termina-tion of registration pursuant to Section 12(g)(4) of the Act; or

          9)   any action similar to any of those enumerated above.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

     (a) As of September 18, 1998, Greenlight, Mr. Einhorn and Mr. Keswin are beneficial owners of 750,300 shares of Common Stock of the Issuer or 6.8% of the shares outstanding. The 750,300 shares described above are beneficially owned by Greenlight, Mr. Einhorn and Mr. Keswin for the account of the Greenlight Fund, Greenlight Offshore or Greenlight Qualified, as the case may be.

     The number of shares beneficially owned by Greenlight, Mr. Einhorn and Mr. Keswin and the percentage of outstanding shares represented thereby have been computed in accordance with Rule 13d-3 under the Act. The percentage of beneficial ownership of Greenlight, Mr. Einhorn and Mr. Keswin on September 18, 1998 is based on 10,959,131 outstanding shares of Common Stock as of September 23, 1998 as reported in Amendment No. 4 to the Rule 13E-3 Transaction Statement filed with the Commission by the Issuer.

     (b) Greenlight, Mr. Einhorn and Mr. Keswin for the account of each of Greenlight Fund, Greenlight Offshore and Greenlight Qualified have the power to vote and dispose of the shares of Common Stock held by each such entity.

     (c) The transactions in the Issuer's securities by Greenlight during the last sixty days are listed as Annex A attached hereto and made apart hereof.

     (d)  Not Applicable.

     (e)  Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Not Applicable.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

Not Applicable.


                                  ANNEX A


 Transaction           Buy/      Quantity      Price per
     Date              Sell      (shares)      Share ($)
 -----------        ---------    ---------     ---------
   8/6/98             Buy         40,000          8.25
   8/11/98            Buy            900         8.125
   9/18/98            Buy        264,700         10.25
                                 -------
                                 305,600

                                 Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:    September 28, 1998



                                   Greenlight Capital, L.L.C.


                                   By:   /s/ Jeffrey A. Keswin
                                        -----------------------------
                                        JEFFREY A. KESWIN,
                                        Managing Member



                                    /s/ David Einhorn
                                   ----------------------------------
                                   David Einhorn



                                    /s/ Jeffrey A. Keswin
                                   ----------------------------------
                                   Jeffrey A. Keswin